UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _ )*

EVO Transportation & Energy Services, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26928L 107

(CUSIP Number)

Lance Kravitz

Antara Capital LP

500 Fifth Avenue, Suite 2320

New York, New York 10110

(646) 762 8591

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,209,762*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,209,762*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,209,762*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.17%†
14	TYPE OF REPORTING PERSON PN

*

Includes (i) 3,904,099 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP and (ii) 15,305,663 shares of Common Stock beneficially owned by the Voting Agreement Parties (as defined below). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

†

Based on (i) 14,325,636 shares of Common Stock outstanding as of September 16, 2019, in reliance on the representation made by the Issuer in the Financing Agreement (defined below), plus (ii) 3,904,099 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 5,732,999 shares of Common Stock issuable upon the exercise of warrants and/or options to purchase Common Stock owned by the Voting Agreement Parties.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,209,762*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,209,762*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,209,762*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.17%†
14	TYPE OF REPORTING PERSON OO

*

Includes (i) 3,904,099 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP and (ii) 15,305,663 shares of Common Stock beneficially owned by the Voting Agreement Parties (as defined below). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

†

Based on (i) 14,325,636 shares of Common Stock outstanding as of September 16, 2019, in reliance on the representation made by the Issuer in the Financing Agreement (defined below), plus (ii) 3,904,099 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 5,732,999 shares of Common Stock issuable upon the exercise of warrants and/or options to purchase Common Stock owned by the Voting Agreement Parties.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,545,663*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,545,663*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,545,663*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.44%†
14	TYPE OF REPORTING PERSON PN

*

Includes (i) 3,904,099 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, (ii) 335,901 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by a managed account for which Antara Capital LP serves as investment manager and (ii) 15,305,663 shares of Common Stock beneficially owned by the Voting Agreement Parties (as defined below). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

†

Based on (i) 14,325,636 shares of Common Stock outstanding as of September 16, 2019, in reliance on the representation made by the Issuer in the Financing Agreement (defined below), plus (ii) 3,904,099 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 335,901 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by a managed account for which Antara Capital LP serves as investment manager, plus (iv) 5,732,999 shares of Common Stock issuable upon the exercise of warrants and/or options to purchase Common Stock owned by the Voting Agreement Parties.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,545,663*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,545,663*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,545,663*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.44%†
14	TYPE OF REPORTING PERSON OO

*

Includes (i) 3,904,099 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, (ii) 335,901 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by a managed account for which Antara Capital LP serves as investment manager and (ii) 15,305,663 shares of Common Stock beneficially owned by the Voting Agreement Parties (as defined below). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

†

Based on (i) 14,325,636 shares of Common Stock outstanding as of September 16, 2019, in reliance on the representation made by the Issuer in the Financing Agreement (defined below), plus (ii) 3,904,099 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 335,901 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by a managed account for which Antara Capital LP serves as investment manager, plus (iv) 5,732,999 shares of Common Stock issuable upon the exercise of warrants and/or options to purchase Common Stock owned by the Voting Agreement Parties.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Himanshu Gulati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,545,663*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,545,663*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,545,663*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.44%†
14	TYPE OF REPORTING PERSON IN

*

Includes (i) 3,904,099 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, (ii) 335,901 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by a managed account for which Antara Capital LP serves as investment manager and (ii) 15,305,663 shares of Common Stock beneficially owned by the Voting Agreement Parties (as defined below). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

†

Based on (i) 14,325,636 shares of Common Stock outstanding as of September 16, 2019, in reliance on the representation made by the Issuer in the Financing Agreement (defined below), plus (ii) 3,904,099 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 335,901 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by a managed account for which Antara Capital LP serves as investment manager, plus (iv) 5,732,999 shares of Common Stock issuable upon the exercise of warrants and/or options to purchase Common Stock owned by the Voting Agreement Parties.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $.0001 (“Common Stock”) of EVO Transportation & Energy Services, Inc. (“EVO” or the “Issuer”). The address of the principal executive office of EVO is 8285 West Lake Pleasant Parkway, Peoria, Arizona 85382.

Item 2. Identity and Background

(a) This Schedule 13D is filed by

(i)	Antara Capital Master Fund LP, a Cayman Islands exempted limited partnership (“Antara Master Fund”), with respect to the Common Stock directly and beneficially owned by it.

(ii)	Antara Capital Fund GP LLC, a Delaware limited liability company (“Antara Fund GP”), with respect to the Common Stock indirectly and beneficially owned by it.

(iii)	Antara Capital LP, a Delaware limited partnership (“Antara Capital”), with respect to the Common Stock indirectly and beneficially owned by it.

(iv)	Antara Capital GP LLC, a Delaware limited liability company (“Antara GP”), with respect to the Common Stock indirectly and beneficially owned by it.

(v)	Himanshu Gulati, an individual (“Mr. Gulati”), with respect to the Common Stock indirectly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The principal business and principal office of each of the Reporting Persons is 500 Fifth Avenue, Suite 2320, New York, New York 10110.

(c)

The principal business of the Reporting Persons is investment management and investing in securities and other financial instruments. Antara Master Fund makes investments for its own account. The general partner of Antara Master Fund is Antara Fund GP. The investment manager of Antara Master Fund is Antara Capital. The general partner of Antara Capital is Antara GP. The sole member of Antara GP and Antara Fund GP is Mr. Gulati.

(d)	No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Loan Warrants (as defined in Item 6 of this Schedule 13D) were received by the Antara Master Fund and a managed account for which Antara Capital serves as investment manager in connection with their entry into the Financing Agreement, and were acquired for no separate consideration.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Loan Warrants and currently hold the Loan Warrants, for investment purposes. Under the terms of the Director Nomination Agreement (as defined in Item 6 of this Schedule 13D), Antara Master Fund is currently entitled to appoint one member of the Issuer’s board of directors (the “Board”). Antara Master Fund has nominated Mr. Gulati to serve as directors on the Board.

Because Antara Master Fund has designated a director to the Issuer’s Board, the Reporting Persons may have influence over the Issuer’s corporate activities, which may relate, without limitation, to the Issuer’s capitalization and the transactions described in subparagraphs (a) through (f) of Item 6 of this Schedule 13D. Additionally, the Reporting Persons review on a continuing basis their investment in the Issuer. Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open market purchases, privately negotiated agreements or otherwise, additional securities or assets of the Issuer or its subsidiaries, dispose of, or cause to be disposed, securities of the Issuer or its subsidiaries, enter into or unwind hedging or other derivative transactions with respect to securities of the Issuer or its subsidiaries, form joint ventures with the Issuer or its subsidiaries, pledge their interest in securities of the Issuer or its subsidiaries as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer, its subsidiaries or any of their respective securities or assets, in light of the Reporting Persons’ investment mandates and the general investment and trading policies of the Reporting Persons, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions or other factors. In addition, the Reporting Persons and their representatives and advisers may communicate with the Board and management of the Issuer or its subsidiaries concerning the types of transactions disclosed in this paragraph, including but not limited to the acquisition of equity securities of, or assets from, the Issuer or its subsidiaries. In addition, the Reporting Persons may exercise any and all of their rights in a manner consistent with their direct and indirect equity interests, contractual rights and restrictions and other duties, if any. If the Reporting Persons were to acquire additional equity of the Issuer, the Reporting Persons’ ability to influence the management, the Board or the policies of the Issuer may increase. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with each other, the Board and with other security holders, industry participants and other interested parties concerning the Issuer. These potential actions could involve one or more of the events referred to in paragraphs (a) through (f) of Item 6 of this Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Except as set forth in this Schedule 13D, none of the Reporting Persons presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (f) of Item 6 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own, in the aggregate, 4,240,000 shares of Common Stock, issuable upon exercise of the Loan Warrants. For a more detailed description of the Loan Warrants, see Item 6 below, which descriptions are incorporated by reference herein in response to this Item 5.

In addition, the Reporting Persons may be deemed to share with each Voting Agreement Party (as defined in Item 6 of this Schedule 13D) the power to vote or to direct the voting of the Common Stock beneficially owned by such Voting Agreement Party solely with respect to those matters described in the Voting Agreement. Based on disclosures made by the Voting Agreement Parties in the Voting Agreement, the Voting Agreement Parties beneficially own, in the aggregate, 15,305,663 shares of Common Stock. Accordingly, the Reporting Persons may be deemed to be (i) the beneficial owner of the 15,305,663 shares of Common Stock beneficially owned by the

Voting Agreement Parties and (ii) members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with the Shareholders. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 14,325,636 shares of Common Stock outstanding as of September 16, 2019, in reliance on the representation made by EVO in the Financing Agreement.

As of the date hereof, the Reporting Persons have the following interest in securities of EVO:

Name	Shares of Common Stock	Percentage of Class Represented
Antara Master Fund	19,209,762	80.17%
Antara Capital	19,545,663	80.44%
Antara GP	19,545,663	80.44%
Antara Fund GP	19,209,762	80.17%
Himanshu Gulati	19,545,663	80.44%

Himanshu Gulati is deemed to have beneficial ownership of the Common Stock owned beneficially by each of the foregoing persons and, for the avoidance of doubt, the Managed Account. Antara Fund GP is deemed to have beneficial ownership of the Common Stock owned beneficially by Antara Master Fund. Antara GP and Antara Capital are deemed to have beneficial ownership of the Common Stock owned beneficially by Antara Master Fund and the Managed Account.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Stock reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be.

(c) Except as provided in Item 6 hereof, incorporated herein by reference, there have been no transactions in the Common Stock effected during the past sixty days by any of the Reporting Persons.

(d) Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Section 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are directly or indirectly party to the following arrangements with the Issuer:

(a) Financing Agreement

On September 16, 2019, EVO Transportation & Energy Services, Inc. (“EVO” or the “Issuer”), Cortland Capital Market Services LLC, as administrative agent and collateral agent, and the lenders from time to time party thereto, including Antara Master Fund and a managed account for which Antara Capital serves as investment manager, entered into a Financing Agreement (the “Financing Agreement”) and consummated the transactions contemplated thereby (the “Closing”).

Pursuant to the Financing Agreement, EVO borrowed $22.4 million (the “Term Loan”) and has the ability to borrow up to an additional $2.1 million in the aggregate prior to October 31, 2019. All of EVO’s subsidiaries are guarantors under the Financing Agreement, and the Term Loan is secured by all assets of EVO and its subsidiaries, including pledges of all equity in EVO’s subsidiaries. EVO paid a 2% financing fee in connection with its entry into the Financing Agreement.

The Term Loan bears interest at 12% per annum and has a maturity date of September 16, 2022. Until December 31, 2019, interest on the Term Loan will be paid in kind and capitalized as additional principal, and EVO has the option to pay interest on the capitalized interest in cash or in kind. After December 31, 2019, monthly interest payments will be due in cash, and all outstanding principal and interest will be due on the maturity date. The Term Loan may be prepaid at any time, subject to payment of a prepayment premium equal to (i) 7% of each prepayment made on or prior to September 16, 2020 and (ii) 5% of each prepayment made after September 16, 2020 but on or prior to September 16, 2021, with no premium due after September 16, 2021.

In the event of a default, the lenders have the right to terminate their obligations under the Financing Agreement and to accelerate the payment on any unpaid principal amount of all outstanding loans. As defined in the Financing Agreement, events of default include, but are not limited to: failure by EVO to pay any amount due under the Financing Agreement when due; failure by EVO to satisfy any financial covenant required under the Financing Agreement; and any representation or warranty made in connection with the Financing Agreement being materially false.

The foregoing summary description of the material terms of the Financing Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Financing Agreement, which is filed as Exhibit 1 and is incorporated herein by reference in its entirety.

(b) Warrants

In connection with the Financing Agreement, EVO issued (i) to Antara Master Fund 3,084,607 warrants to purchase Common Stock at $0.01 per share (the “Antara Penny Warrant”) and 819,492 warrants to purchase Common Stock at $2.50 per share (the “Antara General Warrant”) and (ii) to a managed account for which Antara Capital serves as investment manager (the “Managed Account”) 265,393 warrants to purchase Common Stock at $0.01 per share (the “Managed Account Penny Warrant”) and 70,508 warrants to purchase Common Stock at $2.50 per share (the “Managed Account General Warrant”) (collectively, the “Loan Warrants”), subject to certain adjustments. An Antara Penny Warrant and Managed Account Penny Warrant may be exercised for cash or on a cashless basis, pursuant to the terms of such warrants, only during the period (x) commencing the date of the Closing and (y) terminating at 5:00 p.m., New York City time, on September 16, 2024, the date that is five years from the date of the Closing. The Antara General Warrant and Managed Account General Warrant may be exercised for cash or on a cashless basis, pursuant to the terms of such warrants, only during the period (x) commencing the date of the Closing and (y) terminating at 5:00 p.m., New York City time, on September 16, 2029, the date that is ten years from the date of the Closing.

Pursuant to the Loan Warrants, EVO granted each holder preemptive rights to purchase its pro rata share, determined based on the number of shares held by holder or into which the applicable warrants are exercisable, of capital stock issued by EVO after the issuance date of the Loan Warrants, subject to certain excepted issuances.

The foregoing summary of the material terms of the Loan Warrants is not complete and is qualified in its entirety by reference to the text of the Loan Warrants, copies of which are filed herewith as Exhibits 2, 3, 4 and 5, the terms of which are incorporated herein by reference.

(c) Director Nomination Agreement

On September 16, 2019, and in connection with the Financing Agreement, EVO and Antara Master Fund entered into a director nomination agreement (the “Nomination Agreement”) pursuant to which EVO agreed to permit Antara Master Fund to designate one individual for election as a member of EVO’s board of directors (the “Board”) and one individual to serve as an observer to EVO’s Board. Pursuant to the Nomination Agreement and until the termination of the Nomination Agreement, EVO has agreed not to take any action to increase the number of directors on EVO’s Board to more than eight directors without Antara Master Fund’s prior written consent. Until termination of the Nomination Agreement, EVO has also agreed, subject to certain exceptions, not to repurchase, exchange or redeem any common or preferred stock of EVO without approval of EVO’s Board and Antara Master Fund’s designated director. Unless earlier terminated by Antara Master Fund, the Nomination Agreement will terminate on the date of expiration of the then-current term of Antara Master Fund’s designated director that expires after the date when Antara Master Fund and its affiliates beneficially own shares of EVO’s Common Stock representing less than 15% of the shares of Common Stock issuable upon exercise of the warrants issued by EVO to Antara Master Fund and the Managed Account described above.

The foregoing summary of the material terms of the Director Nomination Agreement is not complete and is qualified in its entirety by reference to the text of the Director Nomination Agreement, copies of which are filed herewith as Exhibit 6, the terms of which are incorporated herein by reference.

(d) Voting Agreement

In connection with the Financing Agreement, the Loan Warrants and the Nomination Agreement, each of (i) Danny Cuzick, (ii) John Lampsa, (iii) John Sheehy, (iv) Cliff Finkle, (v) James Finkle, (vi) Michael Ritter, (vii) Matt Ritter, (viii) Trey Peck and (ix) John P Yeros and Laura R Yeros JTWROS (the “Voting Agreement Parties”) entered into a Voting Agreement, dated as of September 16, 2019 (the “Voting Agreement”), agreeing to vote all shares of EVO equity securities (whether then owned or thereafter acquired) held by such Voting Agreement Parties (or shall consent pursuant to an action by written consent of stockholders of EVO) so as to elect to the Board one director designated by Antara Master Fund pursuant to the Nomination Agreement. The Voting Agreement Parties beneficially own, in the aggregate, 15,305,663 shares of Common Stock, consisting of (i) 9,472,664 shares of issued and outstanding Common Stock; (ii) 100,000 shares of Series A Preferred Stock convertible on a one-to-one basis into shares of Common Stock; (iii) 2,999,999 shares of Common Stock issuable upon the exercise of outstanding warrants; and (iv) 2,733,000 outstanding options to purchase Common Stock.

Under the Voting Agreement, the Voting Agreement Parties have granted to, and appointed, Antara Master Fund and its affiliates, and any designee, such Shareholder’s irrevocable (until the termination date of the Voting Agreement) proxy coupled with an interest in all equity securities owned by such Shareholder to vote all such equity securities in the manner described above. Except as described above, pursuant to the terms of the Voting Agreement, the Voting Agreement Parties shall not be restricted from voting in favor of, against or abstaining with respect to any matter presented to the shareholders of EVO.

Except as otherwise specified herein, this Voting Agreement will terminate when Antara Master Fund no longer has the right to nominate for election to the Board a designee pursuant to the terms of the Nomination Agreement.

The foregoing summary of the material terms of the Voting Agreement is not complete and is qualified in its entirety by reference to the text of the Voting Agreement, copies of which are filed herewith as Exhibit 7, the terms of which are incorporated herein by reference.

(e) Side Letter Agreement

In connection with the Financing Agreement, on September 16, 2019, EVO and Antara Master Fund entered into a side letter agreement (the “Side Letter Agreement”) pursuant to which EVO agreed to issue a warrant to Antara Capital to purchase up to 1,500,000 shares of Common Stock (the “Side Letter Warrant Shares”) at an exercise price of $0.01 per share. If EVO completes the acquisition of certain assets from Loadtrek (the “Loadtrek Acquisition”) within 90 days after the date of the Side Letter Agreement, then the number of Side Letter Warrant

Shares will be reduced as follows: (i) if the value of the assets acquired in the Loadtrek Acquisition is greater than or equal to $3,750,000, the warrant will be canceled; and (ii) if the value is less than $3,750,000, the Side Letter Warrant Shares will be reduced by the amount by which the value of the assets is less than $3,750,000, divided by $2.50. If EVO completes the Loadtrek Acquisition more than 90 days after the date of the Side Letter Agreement but before September 30, 2021, then the number of Side Letter Warrant Shares will be reduced as follows: (i) if the value of the assets acquired in the Loadtrek Acquisition is greater than or equal to $3,750,000, the warrant will be canceled; and (ii) if the value is less than $3,750,000, the Side Letter Warrant Shares will be reduced to a number equal to 100,000 plus the amount by which the value of the assets is less than $3,750,000, divided by $2.50.

Notwithstanding whether EVO consummates the Loadtrek Acquisition or the value of the assets acquired, if applicable, the warrant to be issued pursuant to the Side Letter Agreement is subject to automatic cancellation if EVO meets its financial plan for two consecutive fiscal quarters during the period beginning with the first full fiscal quarter after the warrant is issued and ending on September 30, 2021. The warrant will become exercisable on September 30, 2021 if not previously canceled, and the Loadtrek Acquisition and its terms are subject to Antara Master Fund’s review and approval.

The foregoing summary description of the material terms of the Side Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Side Letter Agreement, which is filed as Exhibit 8 and is incorporated herein by reference in its entirety.

(f) Equity Side Letter Agreement

Pursuant to the the Financing Agreement, EVO agreed to use commercially reasonable efforts to consummate the sale of newly issued shares of common equity of EVO on market terms for aggregate gross proceeds of at least $10,000,000.00. In connection therewith, on September 16, 2019, EVO and Antara Master Fund entered into a side letter agreement (the “Equity Side Letter Agreement”), pursuant to which EVO agreed to sell to Antara, and Antara agreed to purchase from EVO, a number of shares of Common Stock equal to (a) the Commitment Amount (as defined below) divided by (b) the Per Share Price (such shares, as adjusted pursuant to the following proviso, the “Purchased Shares”); provided, however, that in no event shall Antara Master Fund acquire, and EVO shall not sell to Antara, shares of Common Stock that would result in any non-U.S. entity managed, advised or controlled by Antara Master Fund and that is treated as a corporation for U.S. tax purposes being treated as owning more than 9.9% of the total combined voting power of all classes of stock of EVO. The aggregate purchase price for the Purchased Shares shall be an amount equal to (1) the number of Purchased Shares multiplied by (2) the Per Share Price.

For purposes of the Equity Side Letter Agreement, (a) “Commitment Amount” means (i) if the Per Share Price is equal to or less than $2.50, $2,000,000.00 and (ii) if the Per Share Price is greater than $2.50, an amount equal to (A) $2,000,000.00 minus (B) $4,000.00 for each $0.01 by which the Per Share Price exceeds $2.50, (b) “Equity Offerings” means one or more public or private offerings of shares of Common Stock, consummated subsequent to the date of the Equity Side Letter Agreement and prior to the date that is six months after the date thereof; and (c) “Per Share Price” means the lowest price per share paid by a purchaser of shares of Common Stock in the Equity Offerings.

The foregoing summary description of the material terms of the Equity Side Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Side Letter Agreement, which is filed as Exhibit 9 and is incorporated herein by reference in its entirety.

The information set forth in Items 3 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1	Financing Agreement, dated September 16, 2019, among EVO Transportation & Energy Services, Inc., each subsidiary of EVO Transportation & Energy Services, Inc., various lenders from time to time party thereto, and Cortland Capital Market Services LLC, as administrative agent and collateral agent. Incorporated by reference to Exhibit 4.1 to EVO’s Current Report on Form 8-K (File No. 000-54218), filed September 20, 2019.

2	Warrant, dated September 16, 2019, by and between EVO Transportation & Energy Services, Inc. and Antara Capital Master Fund LP.

3	Warrant, dated September 16, 2019, by and between EVO Transportation & Energy Services, Inc. and Corbin ERISA Opportunity Fund Ltd.

4	Warrant, dated September 16, 2019, by and between EVO Transportation & Energy Services, Inc. and Antara Capital Master Fund LP.

5	Warrant, dated September 16, 2019, by and between EVO Transportation & Energy Services, Inc. and Corbin ERISA Opportunity Fund Ltd.

6	Director Nomination Agreement, dated September 16, 2019, between EVO Transportation & Energy Services, Inc. and Antara Capital Master Fund LP. Incorporated by reference to Exhibit 10.3 to EVO’s Current Report on Form 8-K (File No. 000-54218), filed September 20, 2019.

7	Voting Agreement, dated September 16, 2019, by and among certain shareholders of EVO Transportation & Energy Services, Inc.

8	Side Letter Agreement, dated September 16, 2019, between EVO Transportation & Energy Services, Inc. and Antara Capital LP. Incorporated by reference to Exhibit 10.4 to EVO’s Current Report on Form 8-K (File No. 000-54218), filed September 20, 2019.

9	Letter Agreement, dated September 16, 2019, between EVO Transportation & Energy Services, Inc. and Antara Capital Master Fund LP.

10	Joint Filing Agreement, dated September 26, 2019, among Antara Capital Master Fund LP, Antara Capital Fund GP LLC, Antara Capital GP LLC, Himanshu Gulati and Antara Capital LP.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANTARA CAPITAL MASTER FUND LP
By:	Antara Capital LP not in its individual corporate capacity, but solely as Investment Advisor and agent

By:	Antara Capital GP LLC,
its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	September 27, 2019

ANTARA CAPITAL LP
By:	Antara Capital GP LLC, its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	September 27, 2019

ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	September 27, 2019

ANTARA CAPITAL FUND GP LLC

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	September 27, 2019

By:	/s/ Himanshu Gulati
Himanshu Gulati, an individual
Date: September 27, 2019